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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           Castle Dental Centers, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    14844P105
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                                 (CUSIP Number)

                                 James M. Usdan
                           3701 Kirby Drive, Suite 550
                              Houston, Texas 77002
                                 (713) 490-8400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 19, 2002
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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===============================================================================
                                 SCHEDULE 13D

CUSIP NO. 14844P105

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      JAMES M. USDAN
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      SOURCE OF FUNDS (See Instructions)
 4    PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    UNITED STATES
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                          SOLE VOTING POWER
                     7
     NUMBER OF            8,826,118 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,826,118 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    8,826,118 shares
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    58.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
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Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock, $.001 par value per share (the "Common Stock"), of Castle Dental Centers, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3701 Kirby Drive, Suite 550, Houston, TX 77098.

Item 2.  Identity and Background.

     This Statement is being filed by James M. Usdan whose business address is 3701 Kirby Drive, Suite 550, Houston, TX 77098. Mr. Usdan is Chief Executive Officer, President and a director of the Issuer, whose address is 3701 Kirby Drive, Suite 550, Houston, TX 77098. During the last five years, Mr. Usdan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Usdan is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     In April 2001, Mr. Usdan acquired 90,000 shares of Common Stock of the Issuer in open market purchases for an aggregate price of $11,780 using his personal funds. On July 1, 2001, Mr. Usdan was granted options to acquire 325,000 shares of Common Stock with an exercise price of $.21 per share. 56,250 of these options vest on each of the first four anniversaries of the date of grant and the remaining 100,000 vest on the seventh anniversary of the date of grant. The options have a term of ten years and are otherwise subject to the terms of the 1996 Castle Dental Centers, Inc. Omnibus Stock and Incentive Plan.

     On July 19, 2002, Heller Financial, Inc. ("Heller"), Midwest Mezzanine Fund II, L.P. ("Midwest"), the Issuer and Mr. Usdan entered into a Senior Subordinated Note and Warrant Purchase Agreement (the "Purchase Agreement"), pursuant to which, among other things, the Issuer issued to Mr. Usdan: (i) a senior subordinated convertible promissory note in principal amount of $700,000 (the "Convertible Note") initially convertible into 1,278,784 shares of Common Stock and (ii) a stock purchase warrant exercisable for 7,401,084 shares of Common Stock (the "Warrant") in exchange for $700,000 cash payable to the Issuer by Mr. Usdan. The $700,000 cash paid by Mr. Usdan was provided from Mr. Usdan's personal funds.

     In connection with the Purchase Agreement, Mr. Usdan, Heller, Midwest and the Issuer entered into an Investors Agreement, dated as of July 19, 2002 (the "Investors Agreement"), pursuant to which, among other things, the parties agreed that certain actions of the Issuer would require the prior consent of each of Mr. Usdan, Heller and Midwest (see Item 4(g)). The Issuer, Mr. Usdan, Heller, Midwest and certain other stockholders and warrant holders also entered into a Stockholders Agreement, dated as of July 19, 2002 (the "Stockholders Agreement") governing certain actions of the Issuer and the stockholders a party thereto (see Item 4(e)). Mr. Usdan and the Issuer also entered into

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an employment agreement (the "Employment Agreement") which governs, among other things, the disposition of the Warrant and the Convertible Note upon the termination of Mr. Usdan's employment.

     References to, and descriptions of, the Purchase Agreement, the Stockholders Agreement, the Investors Agreement and the Employment Agreement and the transactions contemplated thereby as set forth herein are qualified in their entirety by reference to the copies of the Purchase Agreement, the Stockholders Agreement, the Investors Agreement, and the Employment Agreement, respectively, included as Exhibits 1, 2, 3 and 4, respectively, to this Statement, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction.

     (a) - (c) Not applicable.

     (d) Pursuant to the Investors Agreement, the parties to the Investors Agreement have agreed to vote the shares beneficially owned by them in favor of the election of the Chief Executive Officer of the Issuer to the board of directors of the Issuer. Mr. Usdan, as the Chief Executive Officer of the Issuer, is therefore entitled to be elected as a director of the Issuer. Mr. Usdan's Employment Agreement also entitles him to be elected as a director of the Issuer. Pursuant to the Investors Agreement, Heller and Midwest agree to take all action necessary to cause the Issuer's board of directors to consist of 5 directors and to elect two directors appointed by Heller and one director appointed by Midwest. Mr. Usdan is not a party to these provisions.

     (e) Pursuant to the Stockholders Agreement, the Issuer agreed to place on the agenda for its next annual meeting of stockholders or a special meeting of the stockholders, which will take place on or before the 75th day following the date of such agreement (the "Annual Meeting"), (a) a proposal to amend its certificate of incorporation to increase the number of authorized shares of Common Stock or cause a reverse stock split, in either case, sufficient to cause the Issuer to have a number of shares of Common Stock authorized for issuance that is sufficient for the Issuer to issue duly authorized shares of Common Stock to each person holding securities of the Issuer that are convertible into or exercisable for shares of Common Stock upon such conversion or exercise, (b) a proposal to amend its certificate of incorporation to delete Article IX thereof which prohibits the taking of any action requiring a vote of the stockholders of the Issuer by written consent in lieu of a meeting of the stockholders, (c) a proposal to reduce the par value of the Common Stock such that the par value is at or below the price required by Section 153(a) of the Delaware General Corporation Law, or any successor statute, to enable the full exercise of the currently outstanding warrants to purchase Series A-2 Convertible Preferred Stock ("Series A-2 Stock") and the subsequent full conversion of the Series A-2 Stock, and (d) a proposal (together with the previous proposals, the "Proposals") to amend the bylaws of the Issuer to delete
Section 2.14 thereof. In furtherance of the foregoing, each of the stockholders agreed to take all actions within their respective power required to approve the Proposals, including without limitation, the voting of all capital stock of the Issuer held by the stockholders in favor of the Proposals; provided that the foregoing shall not require any

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stockholder to convert securities into voting securities of the Issuer or exercise any warrant or other right to purchase voting securities of the Issuer.

     (f) Not applicable.

     (g) The Investors Agreement provides that the Issuer may not, without the prior approval of (i) a majority of shares of Series A-1 Convertible Preferred Stock originally held by Heller, (ii) a majority of shares of Series A-1 Convertible Preferred Stock originally held by Midwest and (iii) Mr. Usdan, so long as he holds at least seventy-five percent (75%) of the principal amount of the Convertible Note originally acquired by him pursuant to the Note Purchase
Agreement:

          (i) authorize or issue, or enter into any agreement providing for the issuance (contingent or otherwise) of, (A) any equity securities of the Issuer or any securities convertible into or exchangeable for equity securities of the Issuer or permit any subsidiary to authorize or issue, or enter into any agreement providing for the issuance (contingent or otherwise) of, any equity securities of such subsidiary or any securities convertible into or exercisable for equity securities of such subsidiary, any notes or debt securities containing equity features, including, but not limited to, any notes or debt securities convertible into or exchangeable for equity securities, issued in connection with the issuance of equity securities or containing profit participation features, or (B) any capital appreciation or profit participation rights, except, in each case, (w) for certain securities outstanding on the date of such agreement, the Castle Dental Centers, Inc. 2002 Stock Option Plan and the capital stock issuable upon conversion, exercise or exchange of any of the foregoing, (x) for profit participation rights issued in the ordinary course of business consistent with past practice, (y) for up to 150,000 Common Shares issued to directors of the Issuer in office on the date of such agreement, and (z) pursuant to customary management compensation arrangements approved by the Issuer's compensation committee;

          (ii) directly or indirectly repurchase, redeem or retire any shares of capital stock of the Issuer (or any capital stock of a subsidiary) other than pursuant to (x) the Employment Agreement, (y) contractual rights to repurchase Common Shares held by employees, directors or consultants of the Issuer upon termination of their employment or services or (z) cashless exercise provisions;

          (iii) merge or consolidate with any person or permit any subsidiary to merge or consolidate with any person (other than a merger of a wholly-owned subsidiary into the Issuer or another wholly-owned subsidiary);

          (iv) sell, lease or otherwise dispose of all or substantially all (or a substantial portion) of the Issuer's (or its subsidiaries') assets or sell or

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     otherwise dispose of, or permit any subsidiary to issue, sell or otherwise dispose of, any shares of the capital stock of any subsidiary;

          (v) liquidate, dissolve or effect a recapitalization or reorganization (or permit a subsidiary to liquidate, dissolve or effect a recapitalization or reorganization unless the assets of such subsidiary are transferred to the Issuer or another subsidiary);

          (vi) acquire another company or business (or permit a subsidiary to acquire another company or business);

          (vii) directly or indirectly, declare or pay, any dividends, or make any distributions on any of the Issuer's capital stock;

          (viii) establish, acquire or permit to exist any subsidiary other than subsidiaries existing on the date hereof and other wholly-owned subsidiaries;

          (ix) increase or decrease the size of the Issuer's or any subsidiary's board of directors to a number greater than or less than five (5) members;

          (x) change the Issuer's primary business or enter into or permit a subsidiary of the Issuer to enter into, the ownership, management or operation of any business other than the business conducted by the Issuer on the date hereof;

          (xi) amend the Certificate of Incorporation (including, but not limited to, filing or amending any certificate of designations) or by-laws of the Issuer (or any subsidiary);

          (xii) enter into, or permit any subsidiary to enter into, any transaction with any of its or any subsidiary's affiliates, except in the ordinary course of business and upon fair and reasonable terms no less favorable to the Issuer or any subsidiary than would be obtained by the Issuer or any subsidiary in a comparable arm's length transaction with a person who is not the Issuer's or any subsidiary's affiliate; provided, however, nothing in this clause (xii) shall be deemed to prohibit payments to officers, directors and other agents of the Issuer or any subsidiary pursuant to employment arrangements on customary terms or indemnities contained in the Issuer's or any subsidiary's certificate of incorporation, by-laws or any indemnity agreement to which the Issuer or any subsidiary is a party; or

          (xiii) incur, create, assume or permit to exist any debt, except certain debt defined therein.

     (h) - (j) Not applicable.

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     Except as otherwise described in this Item 4, Mr. Usdan has not formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through (j) of the General Instructions to
Schedule 13D under the Securities Exchange Act of 1934, as amended, although he reserves the right to formulate such plans or proposals in the future.

Item 5.  Interest in Securities of the Issuer.

     (a) As a result of the consummation of the transactions contemplated by the Purchase Agreement, Mr. Usdan may be deemed to be the beneficial owner of 8,826,118 shares of Common Stock. The shares beneficially owned by Mr. Usdan include 90,000 shares of Common Stock beneficially owned by Mr. Usdan, 56,250 shares of Common Stock issuable upon exercise of stock options within 60 days, 7,401,084 shares of Common Stock issuable upon exercise of the Warrant, and 1,278,784 shares of Common Stock issuable upon exercise of the Convertible Note. Those shares of Common Stock constitute approximately 58.1% of the shares of Common Stock based on (i) the 6,417,206 shares of Common Stock issued and outstanding as of July 19, 2002, (ii) the 56,250 shares of Common Stock issuable upon exercise of options within 60 days, (iii) the 7,401,084 shares of Common Stock issuable upon exercise of the Warrant held by Mr. Usdan, and (iv) the 1,278,784 shares of Common Stock issuable upon the conversion of the Convertible Note held by Mr. Usdan.

     (b) Mr. Usdan has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock described in this statement.

     (c) No transactions in the class of securities reported have been effected during the past sixty (60) days by Mr. Usdan.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by Mr. Usdan.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Stockholders Agreement, Mr. Usdan has agreed to permit the Investor Stockholders (as defined in the Stockholders Agreement) to participate in sales of the Convertible Note, the Warrant, or shares of Common Stock issuable upon conversion of such convertible securities, in the same transaction and on the same terms as Mr. Usdan. Transfers of such securities not expressly allowed by the Stockholders Agreement are prohibited.

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     The Employment Agreement provides for the disposition of Mr. Usdan's securities in the event of the termination of his employment. If Mr. Usdan's employment is terminated for cause or good reason, subject to any approvals required by loan and other agreements to which the Issuer is a party, Mr. Usdan may require the Issuer to repurchase the Convertible Note at a price equal to the principal amount outstanding under the Convertible Note at the time of purchase. In addition, the Issuer will be required to repurchase, at fair market value, any shares of Common Stock issued or issuable pursuant to the Warrant and any shares of Common Stock held by Mr. Usdan pursuant to a conversion of the Convertible Note. The Issuer has the right to purchase, on the same terms described in the preceding sentence, the Convertible Note, shares of Common Stock issued or issuable upon exercise of the Warrant and any shares of Common Stock issued upon exercise of the Convertible Note, if Mr. Usdan's employment is terminated for any reason. If Mr. Usdan is terminated for cause or terminates the employment agreement without good reason, the purchase price for any shares of Common Stock issued or issuable upon exercise of the Warrant or issued upon exercise of the Convertible Note that the Issuer elects to repurchase from Mr. Usdan is the par value of such stock.

     Except as otherwise described in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Usdan and any person with respect to any shares of Common Stock of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this Statement:

Exhibit 1. Senior Subordinated Note and Warrant Purchase Agreement, dated as of July 19, 2002, by and among the Issuer, Heller, Midwest and Mr. Usdan (incorporated by reference from Exhibit
                  10.3 of the Issuer's Current Report on Form 8-K dated August 5, 2002, File No. 001-13263).

Exhibit 2. Stockholders Agreement, dated as of July 19, 2002, by and among the Issuer, Heller, Midwest and certain other stockholders and warrant holders party thereto (incorporated by reference from Exhibit 10.8 of the Issuer's Current Report on Form 8-K dated August 5, 2002, File No. 001-13263).

Exhibit 3. Investors Agreement, dated as of July 19, 2002, by and among the Issuer, Heller, Midwest and, solely for purposes of
                  Section 5(a) thereof, Mr. Usdan (incorporated by reference from Exhibit 10.9 of the Issuer's Current Report on Form 8-K dated August 5, 2002, File No. 001-13263).

Exhibit 4. Employment Agreement, dated as of July 19, 2002, by and between the Issuer and Mr. Usdan (incorporated by reference from Exhibit 10.16 of the Issuer's Current Report on Form 8-K dated August 5, 2002, File No. 001-13263).

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2002


                                              /s/ James M. Usdan
                                              ----------------------------------
                                              James M. Usdan